MustWatch



Annual Report

2021

Annual Report 2021

Throughout this document, mentions of [MustWatch] refer to [MustWatch LLC], a LLC formed on November 20th, 2017 in Delaware (the "Company"). The Company's physical address is 1400 Commonwealth Avenue, Apt 18 02134.

You may contact the Company by emailing support@mustwatch.com. This annual report is posted on the Company's website, mustwatch.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

MustWatch LLC ("MustWatch LLC" or "MustWatch") is a limited liability corporation formed on November 20th, 2017, in Delaware. The Company's physical address is 1400 Commonwealth Avenue, Apt 18 02134. The Company's web site may be accessed at mustwatch.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Chelinde Edouard

Board positions with MustWatch

Dates	Position	Principal Occupation
11.20.17	Board Member	CEO - MustWatch

Positions with MustWatch

Dates	Position	Responsibilities
11.20.17	CEO	Chelinde is responsible for fundraising, app development and all aspect of the business.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
2022	Liberty Mutual Investments	Senior BI Data Analyst
2017-2022	HarbourVest Partners	Senior Business Intelligence Analyst Che brings his experience in data analytics to MustWatch from his role as a Senior Business Intelligence Analyst for HarbourVest Partners. He graduated from Babson's F.W. Olin Graduate School of Business, Magna Cum Laude, achieving his Master of Science in Business Analytics. Mr. Edouard has worked in the financial industry since graduating from Boston University's Questrom School of Business. He previously worked at State Street as a Business Analyst in the Corporate Finance Data Analytics & Reporting team.

Mark Sneed

Board positions with MustWatch

Dates	Position	Principal Occupation
11.20.17	Board Member	CCO - MustWatch

Positions with MustWatch

Dates	Position	Responsibilities
11.20.17	CCO	As Chief Operating Officer (COO), Mark develops ideas and creative vision for MustWatch. He also assists with the app design and provides feedback to the development team via internal testing.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities

2019	JP Morgan	Securities Operation Services, Associate
2017-2019	State Street	Fund Accounting Specialist, Senior Associate

John Fanning

Board positions with MustWatch

Dates	Position	Principal Occupation
2017	Board Member	CEO - Zelgor

Positions with MustWatch

Dates	Position	Responsibilities
11.20.17	Advisor	John is an Advisor to MustWatch who uses his network and experience as an entrepreneur to help Chelinde and Mark bring MustWatch to life.

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

None

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

MustWatch is an app designed to connect users and their friends based on new and/or shared tv shows and to facilitate spoiler-free conversation. Users can list the shows they watch, view the shows their friends watch, recommend shows to each other, and start tv show specific, or even episode specific chats with friends. By tracking various metrics such as what shows users are watching, recommending, and discussing, we plan to promote new shows to users who meet specific demographics. We plan to package this as an advertising service for networks and studios. We believe tracking user interactions will be more valuable than traditional TV ratings because we believe a viewer, who interacts with friends about a TV show, will be more likely to continue watching that show than a viewer who doesn't speak with friends about the show. Because of this, we believe we can introduce our viewers to new TV shows with the confidence that they will consistently watch the show.

5. How many employees does the Company currently have? (§ 227.201(e))

6

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. We may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce. New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted. As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market. The application of such pre-existing laws regulating communications or commerce in the context of the Internet, Smart Phones, and electronic commerce is uncertain. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

2. The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

3. We must be able to develop and implement an expansion strategy and manage our growth. Our success depends in part on our ability to grow and take advantage of efficiencies of scale. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital.

4. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

5. Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability. The business of mobile applications is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from larger companies, any of which might launch its own application or acquire similar companies in the future.

6. Our inability to use software licensed from third parties, or our use of open source software under license terms that interfere with our proprietary rights, could disrupt our business. Our technology platform incorporates software licensed from third parties, including some software, known as open source software, which we use without charge. Although we monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our platform to our customers, content creators and brand advertisers. In the future, we could be required to seek licenses from third parties in order to continue offering our platform, which licenses may not be available on terms that are acceptable to us, or at all. Alternatively, we may need to re-engineer our platform or discontinue use of portions of the functionality provided by our platform. In addition, the terms of open source software licenses may require us to provide software that we develop using such software to others on unfavorable license terms. Our inability to use third party software could result in disruptions to our business, or delays in the development of future offerings or enhancements of existing offerings, which could impair our business.

7. Our business depends on continued, unimpeded access to the Internet by us and our users, but Internet access providers and Internet backbone providers may be able to block, degrade or charge for access to or bandwidth use of certain of our products and services, which could lead to additional expenses and the loss of users. Our products and services depend on the ability of our users to access the Internet, and certain of our products require significant bandwidth to work effectively. In addition, users who access our services and applications through mobile devices, such as smartphones and tablets, must have a high-speed connection, such as Wi-Fi, 3G, 4G or LTE, to use our services and applications. Currently, this access is provided by companies that have significant and increasing market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies and mobile communications companies. Some of these providers offer products and services that directly compete with our own offerings, which give them a significant competitive advantage. Some of these broadband providers have stated that they may exempt their own customers from datacaps or offer other preferred treatment their customers. Other providers have stated that they may take measures that could degrade, disrupt or increase the cost of user access to certain of our products by restricting or prohibiting the use of their infrastructure to support or facilitate

our offerings, or by charging increased fees to us or our users to provide our offerings, while others, including some of the largest providers of broadband Internet access services, have committed to not engaging in such behavior. These providers have the ability generally to increase their rates, which may effectively increase the cost to our customers of using our cloud software solutions.

8. Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. For example, lawmakers and regulators worldwide are considering proposals that would require companies, like us, that encrypt users' data to ensure access to such data by law enforcement authorities. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

9. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein.

This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision

of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	112,500	1,258,352	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The Valuation is based on issuer's discretion.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of MustWatch, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in MustWatch and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the

term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Chelinde Edouard	$3036.58	0.0%	On Demand
BDC Community Capital Corp	$5,0000	5%	On Demand

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
5.1.2020	50,000	23,352		App Development

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

"DOES NOT APPLY"

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

MustWatch, LLC is a start-up company currently in the seed stage of funding and looking to be listed again on the Netcapital platform. As such, the company is not yet generating revenues and has generated no net income to date. We have incurred costs from software development, as well as professional and legal fees paid to maintain our business registered according to Delaware regulations.

In 2021, MustWatch made several improvements to our product that we believe will benefit the users of our application. Over this year, we spent $16,756 on application and trademark development. We continuously work with our developers on app development and improving the user experience. One major addition that will go in soon is the Watch List feature, which allows users to flag shows they want to watch in the future but have not been able to get to yet. This helps users sort and track shows that interest them or note a show that a friend watches that they might enjoy as well. Other improvements include improved data analytics that the team hopes to leverage with partners to generate revenue, and a trademark on our name and app. We developed the reporting capability to highlight MustWatch app users viewing trends which are published every quarter, Finally, we also continuously aim to fix bugs as quickly as possible with our development team.

In November of 2021, we received a $10,000 grant from the GK Fund to continue our operations. The GK Fund is a nonprofit organization that aims to close the racial and gender wealth gap by facilitating access to capital, technology, and mentorship for startups and small businesses with BIPOC founders. The GK Fund supports MustWatch by building connections, securing loan capital, legal assistance, marketing exposure, and access to investors. We have added Colette Phillips, the founder of the GK Fund, to our Advisory Board to assist us with our strategic vision going forward.

Over the next year, our primary focus is to continue our successful funding raise at Netcapital as well as increasing our organic user base. We have partnered with Jason Keller, a Hollywood writer who believes in the usefulness of our vision, in developing potential content and connecting us with his contacts in the industry. With the funds we have raised so far, we have been able to develop a product that was released in the Apple app store in December 2020. We believe that we can continue to grow our user base in the next few years, as well as continue outreach with institutional partners to grow a viable data subscription service. We plan to eventually generate subscription revenue from the user data we will be providing to networks, as well as having studios advertise on our platform.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Financial Statements

MustWatch LLC

Balance Sheet

(Unaudited)

	December 31, 2021	December 31, 2020	December 31, 2019
ASSETS			
Cash	$ 11,468.95	$ 6,157.82	$ -
Total current assets	11,468.95	6,157.82	-
App development and trademark	48,497.16	31,741.00	
Total assets	$ 59,966.11	$ 37,898.82	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY			
BDC Capital Loan	$ 5,000.00	$ 5,000.00	
Loan from officer	$ 3,036.58	$ 1,107.00	$ 1,107.00
Total current liabilities	8,036.58	6,107.00	1,107.00
Commitments and contingencies	-	-	-
Paid-in-capital	$ 46,980.77	34,021.42	-
Accumulated deficit	4,948.76	(2,229.60)	(1,107.00)
Total shareholders' equity	51,929.53	31,791.82	(1,107.00)
Total liabilities and shareholders' equity	$ 59,966.11	$ 37,898.82	$ -

MustWatch LLC

Statements of Changes in Members' Equity

From January 1, 2018 to December 31, 2021

(Unaudited)

	Membership Units	Amount		Paid-in-Capital		Retained Earnings (Deficit)		Total Members' Equity
Balance, January 1, 2018	340,000	$	-	$	-	$	-	$	-
Net loss							(728.00)		(728.00)
Balance, December 31, 2018							(728.00)		(728.00)
Net loss							(379.00)		(379.00)
Balance, December 31, 2019							(1,107.00)		(1,107.00)
Issuance of Equity	125,898				34,021.42				34,021.42
Net loss							(1,122.60)		(1,122.60)
Balance, December 31, 2020	465,898	$	-	$	34,021.42	$	(2,229.60)	$	31,791.82
Issuance of Equity	10,276				12,959.35				12,959.35
Net income							7,178.36		7,178.36
Balance, December 31, 2021	476,174	$	-	$	46,980.77	$	4,948.76	$	51,929.53

Statements of Comprehensive Income

(Unaudited)

	For the Year Ended December 31, 2021		For the Year Ended December 31, 2020		For the Year Ended December 31, 2019		For the Year Ended December 31, 2018	
Revenue	$	-	$	-	$	-	$	-
Expenses								
Operating & Administrative	1,472.64		432.60		379.00		728.00	
Marketing	1,349.00		-		-		-	
Dues and subscriptions	-		236.00			-		-
Professional fees	-		454.00		-		-	
Total Expenses	2,821.64		1,122.60		379.00		728.00	
Other income	$	10,000.00	$	-	$	-	$	-
Net Loss	$	7,178.36	$	(1,122.60)	$	(379.00)	$	(728.00)

Principal Executive Certification

I, Chelinde Edouard certify that:

(1) the financial statements of MUSTWATCH LLC included in this Form are true

and complete in all material respects; and

(2) the tax return information of MUSTWATCH LLC included in this Form reflects

accurately the information reported on the tax return for MUSTWATCH LLC filed for

the fiscal year ended 12/31/2021.

X _____

Chelinde Edouard

CEO

5.2.2022

Ongoing Reporting Requirements

MustWatch has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

MustWatch will file a report electronically with the SEC annually and post the report on its web site mustwatch.com no later than 120 days after the end of each fiscal year covered by the report.